

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 16, 2021

Mala Murthy
Chief Financial Officer
Teladoc Health, Inc.
2 Manhattanville Road, Suite 203
Purchase, New York 10577

> **Re: Teladoc Health, Inc.**
> **Form 10-K for Fiscal Year Ended December 30, 2020**
> **Filed March 1, 2021**
> **File No. 001-37477**

Dear Ms. Murthy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 30, 2020

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies
Business Combinations, page 60

1. We note for the Livongo acquisition that you allocated the customer relationships intangible asset a fair value of $1.05 billion. In the Form S-4 pro forma financial information, the estimated useful life was 7.5 years. However, it appears that the estimated useful life significantly increased with the preliminary accounting for the merger in the consolidated financial statements. Finally, we note that Livongo has been providing its chronic illness services since 2014, or six years before the merger. Please disclose the estimated useful life of the customer relationships intangible asset, how the useful life was estimated, including the material factors considered that are specific to Livongo, and what additional information was obtained subsequent to the Form S-4 that significantly increased the number of years over which the asset is amortized.

Technology and Development Expenses, page 62

2.   Please tell us the amount of direct technology expenses related to revenue included in the technology and development expenses line item, as well as the amount related to research and development activities. Tell us how you considered whether such amounts should be separately reported on your Consolidated Statements of Operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Tracey Houser at 202-551-3736 or Terence O'Brien at 202-551-3355, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Life Sciences